BANKRATE, INC.

11760 U.S. Highway One, Suite 200

North Palm Beach, Florida 33408

May 19, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

RE:	Bankrate, Inc.
Registration Statement on Form S-4
Filed April 19, 2011
File No. 333-173591

Ladies and Gentlemen:

Bankrate, Inc. (the “Company”) has filed the Registration Statement for the purpose of conducting an exchange offer (the “Exchange Offer”) to holders of 11 3/4% Senior Secured Notes due 2015 (the “Original Notes”) of the Company that were sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of 11 3/4% Senior Secured Notes due 2015 that have been registered under the Securities Act (the “Exchange Notes”). The Company is registering the Exchange Offer in reliance on the position of the Staff enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the applicable Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (1) will not be able to rely on the interpretation of the Staff set forth in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Exchange Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company will (i) make each person participating in the Exchange Offer aware (through the Exchange Offers prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in

Securities and Exchange Commission

May 19, 2011

connection with any resale of such Exchange Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner (i) represent that such broker-dealer is participating in the applicable Exchange Offer for its own account in exchange for Original Notes that were acquired as a result of market-making or other trading activities, (ii) confirms that it has not entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes and (iii) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. However, by so acknowledging and so delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

Sincerely,

/s/ Edward J. DiMaria

Edward J. DiMaria

Senior Vice President-Chief Financial Officer

cc: Benjamin M. Roth, Wachtell, Lipton, Rosen & Katz